UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          INTERSTATE HOTELS CORPORATION
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    46088R108
                                 (CUSIP Number)


                            Richard S. Borisoff, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  JUNE 3, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                       This document consists of 7 pages.

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                                                                               2

CUSIP NO. 46088R108

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MERISTAR HOTELS & RESORTS, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]

         (b)      [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF SHARES         7   SOLE VOTING POWER
          BENEFICIALLY OWNED            - 0-
          BY EACH REPORTING
             PERSON WITH:
--------------------------------------------------------------------------------
                                    8   SHARED VOTING POWER
                                        6,854,330 (1) (2)
--------------------------------------------------------------------------------
                                    9   SOLE DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        - 0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,854,330 (1) (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         57.4% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
------------------------
(1) No shares of Class A common stock, par value $0.01 per share, of Interstate Hotels Corporation have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting and conversion agreement (as described in the Introduction and in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting person of all of the outstanding shares of Interstate Hotels Corporation. Any such beneficial ownership is expressly disclaimed by the reporting person.

(2)      Reflects share ownership as of June 3, 2002 by the persons listed in
         Item 5(b) of this Statement. See Item 5(a) and the Introduction for more information regarding the method of calculation of number of shares beneficially owned.

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                                                                               3


EXPLANATORY NOTE

         Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, the undersigned hereby amends its Schedule 13D statement dated May 13, 2002 (the "Original Statement"), relating to the shares of common stock, par value $.01 per share of Interstate Hotels Corporation, a Maryland corporation as set forth herein. Capitalized terms used herein but not defined shall have the meanings set forth in the Original Statement. Items omitted from this Amendment No. 1 are not being amended.

         This Amendment No. 1 to the Original Statement is being filed in respect of certain amendments to the operative agreements governing the merger of MeriStar Hotels & Resorts, Inc. and Interstate Hotels Corporation.

INTRODUCTION

         The Introduction is amended and restated in its entirety to read as follows:

         "No shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Interstate Hotels Corporation, a Maryland corporation (the "Issuer"), have been purchased, directly or indirectly, by the reporting person. MeriStar Hotels & Resorts, Inc., a Delaware corporation ("MeriStar"), is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting and Conversion Agreement (as defined below). The Issuer also has outstanding Class B common stock, par value $0.01 per share ("Class B common stock" and, together with the Class A Common Stock, the "Common Stock").

         The Issuer entered into an Agreement and Plan of Merger dated May 1, 2002 by and between the Issuer and MeriStar, providing, among other things, for the merger (the "Merger") of the Issuer with and into MeriStar, which Agreement and Plan of Merger was amended on June 3, 2002 (as amended, the "Merger Agreement") pursuant to Amendment No. 1 thereto ("Merger Agreement Amendment No. 1"). In the Merger, among other things, each share of Class A Common Stock, together with the associated right to purchase shares of Interstate Series A preferred stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 4.6 shares of MeriStar common stock and the associated rights to purchase shares of MeriStar Series A junior participating preferred stock. In addition, a new board of directors of MeriStar will be elected, and MeriStar's certificate of incorporation and bylaws will be amended and restated.

         According to the Issuer's representations and warranties in the Merger Agreement, there were 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock outstanding as of April 30, 2002.

         In connection with the Merger, a Voting and Conversion Agreement, dated May 1, 2002, was executed among MeriStar, Thomas P. Hewitt ("Hewitt"), J. William Richardson ("Richardson"), Kevin P. Kilkeary ("Kilkeary"), CGLH Partners I LP ("CGLH I") and CGLH Partners II LP ("CGLH II"), which Voting and Conversion Agreement was amended on June 3, 2002 (as amended, the "Voting and Conversion Agreement") pursuant to Amendment No. 1 thereto (the "Voting and Conversion Agreement Amendment No. 1"). Each of Hewitt, Richardson, Kilkeary, CGLH I and CGLH II is referred to herein as a "Principal Issuer

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                                                                               4

Stockholder." The Principal Issuer Stockholders currently hold such of the Issuer's Series B Convertible Preferred Stock ("Series B Stock") and 8.75% Convertible Subordinated Notes due 2007 ("Notes" and, together with the Series B Stock, the "Convertible Securities") as indicated below:

--------------------------------------------------------------------------------
Holder                          Security and amount
--------------------------------------------------------------------------------
Hewitt                          100,000 shares of Series B Stock
--------------------------------------------------------------------------------
Richardson                      75,000 shares of Series B Stock
--------------------------------------------------------------------------------
Kilkeary                        50,000 shares of Series B Stock
--------------------------------------------------------------------------------
CGLH I                          500,000 shares of Series B Stock
--------------------------------------------------------------------------------
CGLH II                         $25,000,000 aggregate principal amount of Notes
--------------------------------------------------------------------------------

Agreements governing the Convertible Securities prohibit the conversion of the Convertible Securities by any person if the conversion would cause such person, together with their affiliates and any group of which either is a member, to have beneficial ownership of more than 49% of the Issuer's outstanding Common Stock (the "Conversion Restrictions").

         Therefore, the Conversion Restrictions limit the conversion of the Convertible Securities held by CGLH I and CGLH II, which are entities that have filed together as reporting persons on a Schedule 13D (the "CGLH Schedule 13D") dated September 10, 2000, as amended on November 6, 2000 and May 10, 2002. According to the CGLH Schedule 13D, CGLH I and CGLH II beneficially owned 74,032 shares of Class A Common Stock in addition to the Convertible Securities. Those shares of Class A Common Stock are not subject to the Voting and Conversion Agreement. As reported in the preliminary joint proxy statement and prospectus filed with the SEC in MeriStar's registration statement on Form S-4 on June 4, 2002, assuming that the other stockholders party to the Voting and Conversion Agreement convert their Convertible Securities as provided therein, CGLH I and CGLH II and their affiliates and associates may beneficially own no more than 5,975,029 shares of Class A Common Stock and may therefore convert their Convertible Securities into no more than an aggregate of 5,900,997 shares of Class A Common Stock.

         Under the Voting and Conversion Agreement, on or prior to the record date (the "Record Date") for the Interstate special meeting of stockholders (the "Interstate Special Meeting") called to consider and approve the Merger and the related transactions, the following parties will convert their Convertible Securities as follows:

o Hewitt will convert all 100,000 shares of his Series B Stock into 250,000 shares of Class A Common Stock;

o Richardson will convert all 75,000 shares of his Series B Stock into 187,750 shares of Class A Common Stock;

o Kilkeary will convert all 50,000 shares of his Series B Stock into 125,000 shares of Class A Common Stock;

o CGLH I will convert 499,990 of its 500,000 shares of its Series B Stock into 1,249,975 shares of Class A Common Stock; and

o CGLH II will convert $18,604,088 in aggregate principal amount of its Notes into 4,651,022 shares of Class A Common Stock.

A letter agreement among the Issuer, MeriStar, CGLH I and CGLH II, dated June 3, 2002 (the "Conversion Letter Agreement") clarified the parties' understanding that: (i) CGLH I would not convert all 500,000 of its shares of Series B Stock into Class A Common Stock on the Record Date but would rather convert only 499,990 of those shares; and (ii) CGLH II would, on the

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                                                                               5

Record Date, convert sufficient additional Notes to compensate for the 10 shares of Series B Stock not converted. The Merger Agreement Amendment No. 1 provides, among other things, that the remaining 10 shares of Series B Stock will be converted into common stock of the surviving corporation as if those shares had been converted into Class A Common Stock immediately prior to the effective time of the Merger. Under the Voting and Conversion Agreement, the remaining $6,395,912 aggregate principal amount of Notes held by CGLH II will be converted immediately following the Merger into common stock of the surviving corporation.

         Prior to its amendment, the Voting and Conversion Agreement did not contain any terms relating to the Class A Common Stock currently held by Hewitt, Richardson and Kilkeary. The Voting and Conversion Agreement Amendment No. 1 provides, among other things, that Hewitt, Richardson and Kilkeary will vote all of their currently held shares of Class A Common Stock at the Interstate Special Meeting in favor of the Merger and the transactions related to it and against any competing transactions or proposals. Therefore, under the Voting and Conversion Agreement, the Principal Issuer Stockholders have agreed with MeriStar to vote their shares of Class A Common Stock at the Interstate Special Meeting in favor of the Merger and the transactions related to it. As of June 3, 2002, Hewitt held 191,434 shares of Class A Common Stock, Richardson held 154,233 shares of Class A Common Stock, and Kilkeary held 45,166 shares of Class A Common Stock, and the three executives together held 390,833 shares of Class A Common Stock.

         Therefore, under the Voting and Conversion Agreement, MeriStar has shared voting power over an aggregate of 6,854,330 shares of Class A Common Stock (the "Subject Shares") with respect to approval of the Merger and related transactions at the Interstate Special Meeting. Assuming the conversion of the Convertible Securities as set forth above had occurred on April 30, 2002 and based on 5,487,885 shares of Class A Common Stock outstanding and 242,555 shares of Class B Common Stock outstanding prior to such conversion as of April 30, 2002, such amount would represent approximately 56.2% of the outstanding Common Stock and approximately 57.4% of the outstanding Class A Common Stock.

         The consummation of the Merger by MeriStar is subject to, among other things, the approval of the Merger Agreement, the Merger, the amendment and restatement of MeriStar's certificate of amendment and bylaws and the other transactions contemplated by the Merger Agreement by the holders of a majority of the outstanding shares of MeriStar's outstanding common stock.

         The consummation of the Merger by the Issuer is subject to, among other things: The approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Issuer Merger Proposals") by the holders of 2/3 of the outstanding shares of Interstate Class A Common Stock on an as-converted basis. Additional conditions precedent to the Issuer's obligation to complete the Merger are described fully in the Merger Agreement."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended and restated in its entirety to read as follows:

         "(a)     As of the date hereof, the Principal Issuer Stockholders
currently beneficially own 57.4% of the outstanding shares of Class A Common Stock, comprised of 6,463,497 shares to be issued upon conversion of the Convertible Securities and 390,833 shares of Class A

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                                                                               6

Common Stock currently held by the Principal Issuer Stockholders. Therefore, as of the date hereof, MeriStar may be deemed to beneficially own 6,854,330 shares of Class A Common Stock as a result of entering into the Voting and Conversion Agreement. Except as set forth on Schedule 1 and to the knowledge of MeriStar, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, MeriStar disclaims beneficial ownership of any shares of the Class A Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Class A Common Stock. MeriStar disclaims membership in any group with respect to the Class A Common Stock by virtue of MeriStar's execution of the Voting and Conversion Agreement or otherwise."


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following are additional exhibits:

Exhibit 1.1 Amendment No. 1 to Agreement and Plan of Merger, dated as of June 3, 2002, between the Issuer and MeriStar (incorporated by reference to Exhibit 2.1.1 to MeriStar's registration statement on Form S-4, file no. 333-89740).

Exhibit 2.1 Amendment No. 1 to the Interstate Hotels Corporation Stockholder Voting and Conversion Agreement, dated as of June 3, 2002, among the Issuer, MeriStar and the Principal Issuer Stockholders (incorporated by reference to Exhibit 2.2.1 to MeriStar's registration statement on Form S-4, file no. 333-89740).

Exhibit 3 Letter Agreement, dated June 3, 2002, among the Issuer, MeriStar, CGLH I and CGLH II (incorporated by reference to
                  Exhibit 2.3.1 to MeriStar's registration statement on Form S-4, file no. 333-89740).

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                                                                               7

                                    SIGNATURE


         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2002


                                   MERISTAR HOTELS & RESORTS, INC.


                                   By:  /s/ Christopher L. Bennett
                                      -----------------------------------------
                                      Christopher L. Bennett
                                      Senior Vice President and General Counsel